UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-00035
A. Full title of the plan and the address of the plan, if different from that of the issue named below:
GE SECURITY, INC. 401(k) RETIREMENT PLAN
(FORMERLY GE INTERLOGIX, INC. 401(k) RETIREMENT PLAN)
GE SECURITY, INC.
8985 TOWN CENTER PARKWAY
BRADENTON, FLORIDA 34202
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GENERAL ELECTRIC COMPANY
3135 EASTON TURNPIKE
FAIRFIELD, CT 06828

GE SECURITY, INC.
401(k) RETIREMENT PLAN
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4–9

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007	10

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Signature	11

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Administrator
GE Security, Inc. 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the GE Security, Inc. 401(k) Retirement Plan (formerly GE Interlogix, Inc. 401(k) Retirement Plan) (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Portland, Oregon
June 27, 2008

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Investments, at fair value	$162,554,609	$151,370,322
Receivables:
Employee contribution	5,918	401,763
Employer contribution	186,931	344,810
Accrued income	68,812	57,474

Liability:
Excess employee contributions payable	40,976	57,708

Net assets available for benefits, at fair value	162,775,294	152,116,661

Adjustments from fair value to contract value for fully benefit responsive contracts	138,741	519,621

Net assets available for benefits	$162,914,035	$152,636,282

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Interest income	$1,236,410	$986,754
Dividends	9,180,359	5,583,623
Net appreciation (depreciation) in fair value of investments	(218,292)	8,307,078
Contributions:
Rollover	612,331	1,332,538
Employee	12,684,737	13,723,175
Employer, net of forfeitures	4,032,912	4,342,512

Total additions	27,528,457	34,275,680

Deductions from net assets attributed to:
Benefits paid to participants	17,230,177	14,648,859
Administrative expenses	20,527	18,799

Total deductions	17,250,704	14,667,658

Net increase in net assets	10,277,753	19,608,022

Net assets available for benefits:
Beginning of year	152,636,282	133,028,260

End of year	$162,914,035	$152,636,282

See accompanying notes to financial statements.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following description of the GE Security, Inc. 401(k) Retirement Plan (the Plan), a defined contribution plan, sponsored by GE Security, Inc. (formerly GE Interlogix, Inc.) (the Company or Employer or Plan administrator), is provided for general information purposes only. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any employee of the Company who has attained the required ERISA age is eligible to participate in the Plan on the first day of the month after the employee’s three-month anniversary. The Plan is administered by the Company and advised by a committee whose members are appointed by the Board of Directors of the Company (the Plan Committee). The Company has entered into an agreement with New York Life Trust Company (the Trustee) who acts as the trustee and record keeper of the Plan’s assets. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.
(a)	Contributions

Each year, participants may elect to contribute pretax annual compensation, as defined by the Plan. For nonhighly compensated employees, contributions are limited to an aggregate of 50% of the participant’s pretax annual compensation. Highly compensated employees are limited in their contributions to an aggregate of 20% of the participant’s pretax annual compensation. The total amount of participant pretax contribution is limited to $15,500 and $15,000 for 2007 and 2006, respectively. Participants may also contribute amounts representing distributions from other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the plan document.

Matching contributions by the Company for the benefit of participants are discretionary. For 2007 and 2006, Company matching contributions were equal to 50% of each participant’s contributions, up to 6% of eligible compensation. The Company also has the option to make a discretionary profit-sharing contribution to the Plan, which is allocated to participants based on the participants’ relative compensation as defined by the Plan. During 2007 and 2006, the Company did not make a discretionary profit-sharing contribution to the Plan.

Participants who are age 50 or older before the close of the plan year may elect to make a catch-up contribution, subject to certain limitations under the Internal Revenue Code (IRC) ($5,000 per participant in 2007 and 2006). The Company does not match employee catch-up contributions.

(b)	Participant Accounts

Participants direct the investment of their contributions among several mutual funds, a pooled separate account, and General Electric Company common stock. The allocation of a participant’s contributions to these investment funds is selected by the participant and may be changed daily. Each participant’s account is credited with the participant’s contributions, a share of Company matching and discretionary profit-sharing contributions, and the Plan’s earnings or losses, net of administrative expenses. Allocation of investment income or losses is based on the value of the participant’s account at the close of each day.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Vesting

Participants are vested immediately in their contributions, Company contributions (except as noted below) and related net investment earnings. Forfeitures of nonvested Company employer matching contributions are used to reduce future Company contributions. During 2007 and 2006, forfeitures totaling approximately $10,200 and $71,100, respectively, were used to reduce employer contributions. At December 31, 2007 and 2006, forfeitures totaling approximately $7,200 and $10,200, respectively, were available to reduce future contributions. Balances transferred prior to 2000 into the Plan from the Aritech Corporation Employee Stock Ownership Plan vest as follows:

Vested
Years of service	percentage
Less than 3 years	—
3 years but less than 4	20
4 years but less than 5	40
5 years but less than 6	60
6 years but less than 7	80
7 years and thereafter	100
(d)	Participant Loans

A participant may borrow from his or her account a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period or 50% of the participant’s vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Interest rates range from 4.0% to 10.5% on loans outstanding at December 31, 2007. Principal and interest is paid ratably through biweekly payroll deductions. Loan administration charges are charged to the participant’s account electing the loan.

(e)	Payments of Benefits

Distributions to participants may be made upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity or in-kind distribution of General Electric Company common stock as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

(f)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of GE Company stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is responsible for following the voting instructions that have been given by the participant. If the participant does not instruct the Trustee with regard to a voting decision, the shares are voted as instructed by the Company.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(g)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become or remain 100% vested in their accounts.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a new framework for measuring fair value and expands disclosures about fair value measurements. The change to current generally accepted accounting principles from the application of SFAS 157 relates to the definition of fair value, the methods used to measure fair value and the expanded disclosure about fair value measurements. Broadly, SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 establishes market or observable inputs as the preferred source of values. Management does not believe the adoption of SFAS 157 will materially impact the net assets available for plan benefits, however, additional disclosures will be required about the inputs used to develop measurements and the effect of certain measurements on changes in net assets of the period. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

(c)	Investment Valuation and Income Recognition

The General Electric Company common stock and mutual funds are valued based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the unpaid principal balance. Interest and dividend income is recorded as earned on an accrual basis.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a pooled separate account, the New York Life Anchor Account III (Anchor Account III) at December 31, 2007 and the New York Life Anchor Account I (Anchor Account I) at December 31, 2006. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the pooled separate account as well as the adjustment of the investment in the pooled separate account from the fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The fair value and contract value of the Anchor Account III was $20,264,292 and $20,403,033, respectively, at December 31, 2007. The fair value and contract value of the Anchor Account I was $16,917,337 and $17,436,958, respectively, at December 31, 2006. The average yield for 2007 and 2006 was 4.79% and 4.16%, respectively. For the years ended December 31, 2007 and 2006, the crediting interest rate to participants in the
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
Plan was 4.72% and 4.12%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2007 and 2006. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

On December 31, 2000, the Plan received benefit-responsive investments in guaranteed insurance contracts in conjunction with the merger of the Interactive Technologies, Inc. 401(k) Investment Plan (the ITI Plan merger). The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contracts, plus interest accrued at the current rate, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value of the guaranteed insurance contracts for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from approximately 4.0% and 4.2% for 2007 and 2006. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than a specified rate, which was 4.0% as of December 31, 2007. Such interest rates are reviewed on an annual basis for resetting. The fair values of these contracts as of December 31, 2007 and 2006 approximate the contract values.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits consists of realized gains or losses on investments sold and the unrealized appreciation (depreciation) on investments held at the end of the year.

(e)	Plan Expenses

The Company pays all Plan administrative expenses other than loan administration charges and commissions and fees on transactions involving General Electric Company common stock. Loan administration charges and common stock commissions and fees are charged to the participant’s account electing the loan or common stock transaction.

(f)	Payment of Benefits

Benefit payments are recorded when paid.
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(g)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Risks and Uncertainties

The Plan invests in a variety of investments. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(i)	Recently Adopted Accounting Standards

The Plan adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, Accounting for Income Taxes. Fin 48 also provides a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 did not have a significant impact on the financial statements of the Plan.
(3)	Investments

The following tables present investments that represent 5% or more of the Plan’s net assets as of December 31, 2007 and 2006.

	2007	2006
New York Life Insurance Anchor Account III	$20,403,033	$—
The Growth Fund of America R4	19,867,668	18,539,267
Davis New York Venture Fund (A)	18,100,017	18,330,108
Fidelity Advisor Diversified International T	16,013,453	14,138,622
Mainstay S&P 500 Index Fund I	13,502,984	13,924,011
Mainstay Balanced Fund RI	—	15,784,763
Mainstay Balanced Fund I	13,463,914	—
PIMCO Total Return Fund (Admin)	13,123,519	12,014,152
JP Morgan Mid Cap Value Fund A	11,759,981	13,095,380
Artisan Mid Cap	8,905,124	—
General Electric Company common stock	8,228,613	7,637,948
New York Life Insurance Anchor Account I	38	17,436,958
(Continued)

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2007 and 2006
During 2007 and 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2007	2006
General Electric Company common stock	$(24,836)	$462,683
Mutual funds	(193,456)	7,844,395

Net appreciation (depreciation) in fair value of investments	$(218,292)	$8,307,078

(4)	Concentration of Investments

The Plan’s investment in General Electric Company common stock represents approximately 5% of total investments as of December 31, 2007 and 2006. General Electric Company is a diversified technology, media and financial services company, with products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials; GE serves customers in more than 100 countries.

(5)	Party-in-Interest Transactions

The Plan engages in investment transactions with funds managed by the Trustee, a party-in-interest with respect to the Plan. The Plan also has investments in General Electric Company common stock. The Company is the Plan administrator; therefore, these transactions are party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and IRC.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated September 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of December 31, 2007 and 2006.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		Number of	Current
Identity of issue	Description of investment	shares	value
Corporate Stocks — Common:
General Electric Company*	General Electric Company common stock	221,975	$8,228,613
Money Market Fund:
New York Life Trust Company*	Mainstay Cash Reserves Fund I	413,892	413,892
Mutual Funds:
American Funds	The Growth Fund of America R4	588,497	19,867,668
Davis Funds	Davis New York Venture Fund (A)	452,387	18,100,017
Fidelity Investments	Fidelity Advisor Diversified International T	741,364	16,013,453
New York Life Trust Company*	Mainstay S&P 500 Index Fund I	399,497	13,502,984
New York Life Trust Company*	Mainstay Balanced Fund I	512,716	13,463,914
PIMCO Funds	PIMCO Total Return Fund (Admin)	1,227,644	13,123,519
JP Morgan	JP Morgan Mid Cap Value Fund A	486,754	11,759,981
Artisan Funds	Artisan Mid Cap Fund	287,819	8,905,124
Van Kampen	Van Kampen Growth and Income A	303,952	6,458,972
Aston	Optimum Mid Cap Fund	131,973	3,738,793
PIMCO Funds	PIMCO Real Return Admin Fund	300,737	3,296,082
Royce	Micro Cap Fund	42,566	665,310
New York Life Trust Company*	Mainstay Retirement 2020 Fund	139	1,428
New York Life Trust Company*	Mainstay Retirement 2030 Fund	13	129

Pooled Separate Account:
New York Life Trust Company*	New York Life Insurance Anchor Account I		38
New York Life Trust Company*	New York Life Insurance Anchor Account III		20,403,033

Guaranteed Insurance Contracts:
American Founders Life Insurance Company	Bradford National Life Insurance Company Guarantee
	#2990002645, 4.0%, maturing January 28, 2044		237,457

Conseco Life Insurance Company	American Life and Casualty Insurance Company
	Contract, #ON890313, 4.0% maturing April 1, 2019		125,327

Participant loans*	Interest rates from 4.0% to 10.5%		4,387,616

			$162,693,350

*	Denotes party in interest.
See accompanying report of independent registered public accounting firm.

GE SECURITY, INC.
401(k) RETIREMENT PLAN
Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly casued this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
GE Security, Inc. 401(k) Retirement Plan

By:	/s/ LAURIE BEVIER

Laurie Bevier
Plan Administrator
June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm